EXHIBIT 99.2
Telkom SA Limited
Incorporated in the Republic of South Africa
(Registration Number 1991/005476/06)
ISIN ZAE000044897
JSE and NYSE Share Code TKG
(“Telkom” or “the Company”)
Telkom SA Limited (TKG) — Change in Company Secretary
In compliance with paragraphs 3.59(a) and 3.59(b) of the Listings Requirements of the JSE Limited, shareholders are advised that Adv Matlakala Monyai is standing down as acting company secretary of Telkom with effect from 31 March 2009. Ms Mmathoto Lephadi has been appointed as company secretary from 1 April 2009
Pretoria
01 April 2009
Sponsor
UBS Securities South Africa (Pty) Limited